UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-13117
CUSIP NUMBER: 46205P100
FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION
Clacendix, Inc.
Full Name of Registrant
ION Networks, Inc.
Former Name if Applicable
2001 Route 46
Address of Principal Executive Office (Street and Number)
Parsippany, NJ 07054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Clacendix, Inc. (the “Company”) is unable to file its Form 10-KSB for the year ended December 31, 2007 (“fiscal 2007”) within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information which the Company believes is required to be included in the Form 10-KSB. The Company's Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Patrick E. Delaney, Chief Financial Officer	(973)	402-4251
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes  ☒     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes  ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had net income of $93,492 in fiscal 2007, as compared to a net loss of $753,072 in fiscal 2006, primarily resulting from a $1,453,113 gain on the sale of substantially all of its operating assets to Crptek, Inc. on December 31, 2007, offset by an increase of general and administrative expenses of approximately $662,744.

Clacendix, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	March 30, 2008	By	/s/ Patrick E. Delaney
Patrick E. Delaney, Chief Financial Officer